VIA EDGAR
March 30, 2007

ATTN:	Mr. Craig Wilson
Mr. Chris White

Re:	Network Appliance, Inc.
Review of Form 10-K for the fiscal year ended April 30, 2005; Form 10-K for the fiscal year ended April 30, 2006;
Form 10-Q for Quarterly Period Ended July 28, 2006; Form 10-Q for Quarterly Period Ended October 27, 2006
File No. 000-27130
Dear Mr. White:
     Reference is made to the comment letter received from the Securities and Exchange Commission (the “Commission”) dated February 7, 2007 by Network Appliance, Inc. (the “Company”) regarding the Commission’s review of the above-referenced filings. Your office originally granted us an extension to file our response letter by March 30, 2007. However, in light of our call with you yesterday, the Company will require additional time in order to revise its response to reflect our discussion with you yesterday. Therefore, the Company respectfully requests that it be granted an extension until April 6, 2007 to provide a response to the comment letter. Please contact the undersigned if you wish to discuss our request for an extension.
Sincerely,
/s/ Andrew Kryder
Andrew Kryder
Senior Vice President Legal and Tax
General Counsel
Network Appliance, Inc.
cc: Steve Bochner